

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Tetsuya Yonehana
Chief Financial Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330

> **Re: Mitsubishi UFJ Financial Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2023**
> **Form 20-F for the Fiscal Year Ended March 31, 2024**
> **File No. 000-54189**

Dear Tetsuya Yonehana:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance